Scott Ricketts

To: Eric Skae; Lee Tawes

Eric and Lee,
I want to inform both of you gentleman that effective today 8-25-11 I will be resigning from the Newleaf board. I feel that there was not much input by me and I am in the process of buying another food company.I enjoyed Getting to know you both and wish Newleaf success in the future.

Thank you,
R Scott Ricketts